NORTHWEST		Suite 704, 595 Howe Street, Box 35 Vancouver, BC, Canada V6C 2T5 Telephone: (604) 687-5792 Fax: (604) 687-6650
LAW GROUP
Stephen F.X. O’Neill* Alan H. Finlayson Charles C. Hethey* Maryna M. O’Neill*	Michael F. Provenzano Christian I. Cu* Brian S.R. O’Neill* Angie Ko*

File# 2500234-567

November 7, 2025

BioHarvest Sciences Inc.

1140-625 Howe Street

Vancouver, BC V6C 2T6

Attention:  Ilan Sobel, Chief Executive Officer

Dear Sirs/Mesdames:

Re:	BIOHARVEST SCIENCES INC.
- Registration Statement on Form F-3
- Legal Opinion

We have acted as counsel to BioHarvest Sciences Inc., a corporation formed under the laws of the Province of British Columbia, Canada (the “Company”) in connection with the proposed issuance of up to 2,857,750 common shares, no par value (the “Common Shares”), which includes up to 372,750 Common Shares that are subject to the underwriter’s over-allotment option. The Common Shares are included in a registration statement on Form F-3 under the Securities Act of 1933, as amended (the “Act”), filed with the Securities and Exchange Commission (the “SEC”), dated August 28, 2025 (Registration No. 333-289908), a base prospectus dated August 28, 2025 included in the Registration Statement (the “Base Prospectus”), and preliminary prospectus supplement dated November 6, 2025 filed with the SEC pursuant to Rule 424(b) of the Act (the “Preliminary Prospectus Supplement” and together with the Base Prospectus, the “Preliminary Prospectus”).

The Common Shares are being sold pursuant to an underwriting agreement dated November 6, 2025, among Craig-Hallum Capital Group LLC (the “Underwriter”) and the Company (the “Underwriting Agreement”).

In rendering the opinion set forth below, we have reviewed such documents and such matters of fact and law that we have deemed necessary for the purpose of rendering the opinion set forth herein.

Our opinion expressed herein is subject in all respects to the following assumptions, limitations and qualifications:

i.We have assumed:

a.the information in all documents reviewed by us is true and correct;

b.the genuineness of all signatures on documents examined by us;

c.the legal capacity of the officers and directors of the Company;

d.the authenticity of all documents submitted to us as originals;

e.the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic or other copies;

f.that the documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect;

Northwest Law Group is an association of independent lawyers, law corporations and a limited liability partnership of law corporations.
*Practicing through O’Neill Law LLP. O’Neill Law LLP has lawyers licensed to practice in the Province of British Columbia and Arizona, Nevada, New York and Washington States

NORTHWEST LAW GROUP

●November 7, 2025

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g. no order, ruling or decision of any court or regulatory or administrative body is in effect at any relevant time that restricts the issuance of the Common Shares;

h.the due authorization, execution and delivery of all documents where authorization, execution and delivery are prerequisites to the effectiveness of such documents;

i.the Company has the necessary corporate power and capacity to execute, deliver and perform its obligations under the terms and conditions of the Underwriting Agreement;

j.the Company has the necessary corporate power and capacity to authorize, create, authenticate, validly issue, sell and deliver the Common Shares;

k.all necessary corporate action has been taken by the Company to duly authorize the execution and delivery by the Company of the Underwriting Agreement and the performance of its obligations under the terms and conditions thereof;

l.all necessary corporate action has been taken by the Company to duly authorize the terms of the offering of the Common Shares and related matters;

m.the Underwriting Agreement has been duly authorized, executed and delivered by all parties thereto and such parties had the capacity to do so; constitutes a legal, valid and binding obligation of all parties thereto, and is enforceable in accordance with its terms against all parties thereto;

n.the execution and delivery of the Underwriting Agreement and the performance by the Company of its obligations under the terms and conditions thereunder do not and will not conflict with and do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will conflict with or result in a breach of or default under any of the terms or conditions of the notice of articles or articles of the Company, any resolutions of the board of directors or shareholders of the Company, any agreement or obligation of the Company, or applicable law;

o.the authorization, creation, authentication, sale, delivery and issuance of the Common Shares do not and will not conflict with and do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will conflict with or result in a breach of or default under any of the terms or conditions of the notice of articles or articles of the Company, any resolutions of the board of directors or shareholders of the Company, any agreement or obligation of the Company, or applicable law; and

p.the terms of the offering of the Common Shares and related matters do not and will not conflict with and do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will conflict with or result in a breach of or default under any of the terms or conditions of the notice of articles or articles of the Company, any resolutions of the board of directors or shareholders of the Company, any agreement or obligation of the Company, or applicable law.

ii.We have assumed that each of the statements made and certified in the Officers’ Certificate provided to us was true and correct when made, has at no time since being made and certified become untrue or incorrect and remains true and correct on the date hereof; and

We are licensed in the Province of British Columbia, the States of Nevada, Arizona, Washington and New York. The opinions expressed below are restricted to the laws of the Province of British Columbia, the laws of Canada applicable therein, the laws of the States of Nevada, Arizona, Washington, New York, and the laws of the United States applicable therein, in each case, in effect on the date hereof. We express no opinion with respect to the laws of any other jurisdiction.

Based upon the foregoing and subject to the above qualifications, we are of the opinion that the Common Shares have been duly authorized and, the price at which the Common Shares will be sold has been approved by the pricing committee of the Board of Directors of the Company and when the Common Shares have been duly issued and delivered against payment therefore in accordance with the terms of the Underwriting Agreement, the Common Shares will be validly issued, fully paid and non-assessable.

Northwest Law Group is an association of independent lawyers, law corporations and a limited liability partnership of law corporations.
*Practicing through O’Neill Law LLP. O’Neill Law LLP has lawyers licensed to practice in the Province of British Columbia and Arizona, Nevada, New York and Washington States

NORTHWEST LAW GROUP

●November 7, 2025

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Our opinion is expressly limited to the matters set forth above and we render no opinion, whether by implication or otherwise, as to any other matters. This opinion is rendered on, and speaks only as of, the date of this letter first written above, and does not address any potential change in facts or law that may occur after the date of this opinion letter.  We assume no obligation to advise you of any fact, circumstance, event or change in the law or the facts that may hereafter be brought to our attention, whether or not such occurrence would affect or modify any of the opinions expressed herein.

We hereby consent to the filing of this opinion as an exhibit to the Form 6-K filed by the Company on the date hereof and to the references to this firm under the caption “Legal Matters” in the Prospectus Supplement. In giving these consents, we do not admit that we are “experts” within the meaning of Section 11 of the Act or within the category of persons whose consent is required by Section 7 of Act, as amended, and the rules and regulations of the Commission thereunder.

Yours truly,

/s/ O’Neill Law LLP

O’Neill Law LLP

Northwest Law Group is an association of independent lawyers, law corporations and a limited liability partnership of law corporations.
*Practicing through O’Neill Law LLP. O’Neill Law LLP has lawyers licensed to practice in the Province of British Columbia and Arizona, Nevada, New York and Washington States